CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

VIA EDGAR

April 27, 2007

Joshua S. Forgione
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4561

Re:       China Properties Developments, Inc.
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed April 17, 2006
            File No. 0-50637

Dear Mr. Forgione:

This letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated April 11, 2007 to China Properties Developments, Inc. (the “Company”).  The responses below correspond to the numbered comments contained in the Comment Letter.  References in this letter to “we”, “our”, or “us” refer to the Company.

Preliminarily, please note that on April 17, 2007 we filed our Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “2006 Form 10-KSB”) which contains the report of The Hanlin Moss Group, P.S., our recently engaged independent auditors, and which incorporates the changes discussed below.

Form 10-KSB/A filed October 5, 2006

Financial Statements

General

  We have read your responses to prior comments 1 and 2.  Please file an amended Form 10-KSB that incorporates your proposed revisions.

The auditors report contained in our 2006 Form 10-KSB includes a conforming signature of The Hanlin Moss Group, P.S., our independent auditors.

In the same 2006 Form 10-KSB, the financial statements submitted on April 17, 2007 report the details for the consolidated statements of operations for 2005 as we indicated in our letter of March 17, 2007.

Capitalized Interest Cost, page F-12
  We have reviewed your response to prior comment 3 and reissue our comment.  Please revise to disclose the amount of total interest cost incurred, capitalized and expensed and where such amounts are presented in each period presented in your financial statements.  In addition, as it relates to the capitalized interest on the Jiahui building, if you have evaluated this error and have concluded that such error has a material impact on your historical financial statements, you should restate your financial statements accordingly.  Finally, please tell us when you anticipate responding to this comment.

Interest expense incurred has been disclosed for both 2006 and 2005 in the financial statements and our notes to financial statements.  The interest expense that is being capitalized into the inventory of real estate projects is disclosed in Note 2(H) as follows:

Note 2 – Significant Accounting Policies

H - Real Estate Project Costs

  Capitalized Interest Costs

Interest cost incurred are capitalized during the term of real estate projects, which normally begins when payments are made for land usage rights, and ends when the real estate project is substantially completed and held available for occupation.  Form May 2002 to October 2005, all loans are directly related to construction of Yangming; accordingly all interest expense has been capitalized into the real estate project costs of Yangming.  The capitalized interest cost was 768,087 and 725,808 in 2006 and 2005, respectively.

Other interest expense which is not capitalized but included as part of operations is shown on the consolidated statements of operations.  There is nothing expensed in 2005 as that was the year in which the building of the Yangming International Tower was being completed; substantially all interest-bearing debt was devoted to that project in 2005.

Finally, there was a certain amount of interest expense from 1998 that was charged to operations, but should have been capitalized at that time.  In as much as such expense has no effect on the reported operations for 2006 or 2005, no restatement of operations for 2005 is required.  Note 11 discloses the amount of the interest expense which should have been capitalized, as follows:

Note 11 - Adjustment to Loan Interest Costs Capitalized in the Jiahui Building

During the construction of Jiahui Building in 1999, construction interest costs of $226,445 were charged to operation in accordance with the PRC GAAP. The Company has subsequently concluded in 2006 that such interest should have capitalized into the construction cost of Jiahui Building.  Accordingly, we increase the fixed asset “Jiahui Building” by $226,445, and increase retained earnings by the same amount.  This adjustment is reflected in the statement of changes in stockholder’s equity, and has no effect upon the earnings reported for 2006 or 2005

Item 8A.  Controls and Procedures, page 38
  We have reviewed your response to prior comment 4.  Please file amended Forms 10-KSB and 10-QSB for the year and quarter ended December 31, 2005 and March 31, 2006, respectively, that incorporate your proposed revisions.

The revisions we proposed in our letter of March 19, 2007 are incorporated in the disclosure included under Item 8A of our 2006 Form 10-KSB.   We anticipate including similar language in  our Form 10-QSB for the period ended March 31, 2007.

Insofar that the 2006 Form 10-KSB incorporates all of the revisions we were requested to make in our Form 10-KSB for the year ended December 31, 2005, we respectfully request that the Commission accept same in lieu of an amendment to our Form 10-KSB for the year ended December 31, 2005, as well as to our Form 10-QSB for the quarter ended March 31, 2006.  Moreover, we do not believe any of such proposed clarifications and amendments are material to a fair and complete presentation of the Company’s operations and, if not provided in earlier filed reports, would result in a reader being materially misled, especially since all of the appropriate changes are reflected in our 2006 Form 10-KSB.

Thank you for your attention to this matter.  Please direct any questions or requests for clarification of matters addressed in this letter to Steven Lou, our Chief Financial Officer at our offices, or our counsel, David M. Kaye, Esq. of Danzig Kaye Cooper Fiore & Kay, LLP at 973-443-0600 or by fax at 973-443-0609.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/ Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/ Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer